June 12, 2025

Jeff Cohn, Esq.
General Counsel and Corporate Secretary
Connect Biopharma Holdings Limited
3580 Carmel Mountain Road, Suite 200
San Diego, CA 92130

       Re: Connect Biopharma Holdings Limited
           Registration Statement on Form F-3
           Filed June 10, 2025
           File No. 333-287918
Dear Jeff Cohn Esq.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Michael E. Sullivan, Esq.